BAA plc

Corporate Office
130 Wilton Road
London SW1V 1LQ

Telephone: 020 7834 9449
Fax: 020 7932 6699

Investor Relations

Direct Tel: 020 7932 6692
Direct Fax: 020 7932 6783



28 April 2005





Office of International Corporate
Securities and Exchange Commi:
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sirs

BAA plc (File No 82-3372) 12g3-2(b) Exemption

Please find enclosed information and/or documents furnished by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

To confirm receipt please fax the attached sheet to the number indicated. Thank you.

Yours faithfully

Sarah Hunter
Head of Investor Relations

To: Sarah Hunter
Head of Investor Relations
BAA plc
130 Wilton Road
London
SW1W 1LQ

Fax: 44 20 7932 6783

From: Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Re: SEC notification 28 April 2005

BAA plc (File No 82-3372) 12g3-2(b) Exemption

This is to confirm receipt of the information and/or documents furnished referenced above by or on behalf of BAA plc (file no 82-3372) under paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

____
Signed

____
Name

____
Date

BAA

News release

Embargoed until 0730hrs 28 April 2005

BAA forecasts strong 10 year traffic growth for its London Airports

BAA plc, the world's leading airport company, today published its annual 10 year traffic forecasts and capital investment plans for Heathrow, Gatwick and Stansted airports.

BAA is forecasting average traffic growth of 3.0% per annum for its three London airports over the next 10 years. In order to support this demand BAA has forecast it will spend approximately £6.8 billion (in 2005/06 prices) over the ten year period 2005/06 to 2014/15. For 2005/06, BAA is scheduled to invest approximately £1.4 billion and passenger traffic is forecast to grow by 3.5% at the three London airports.

These forecasts and plans have been developed as part of the Group's annual consultation with airline customers and are part of Constructive Engagement, a key element of the Civil Aviation Authority's (CAA) new regulatory review process. BAA is fully committed to this process and to delivering efficient capital investment to meet capacity demand at its airports for the benefit of both airlines and passengers.

BAA's Chief Executive Officer, Mike Clasper said:
"These strong traffic growth forecasts support both BAA's view and the Government's view, as outlined in the Future of Air Transport White Paper, that the demand for air travel in the UK will continue to grow. Our aim is to deliver the required airport capacity to support this long-term growth in an efficient and timely manner, whilst ensuring that we maximise the use of our assets."

Heathrow Gatwick Stansted Glasgow
Edinburgh Aberdeen Southampton

Corporate Affairs, 130 Wilton Road, London SW1V 1LQ
T +44 (0)20 7932 6654 F +44 (0)20 7932 6659
www.baa.com



For 2004/05, traffic grew at BAA's three London airports by 6.2% and BAA invested £1,287 billion in capital at the three airports. The centrepiece of the current capital programme, Heathrow's Terminal 5, is over 50% complete and remains on budget with a total cost of £4.2 billion (reflecting all future expenditure in 2005/06 prices). The project is currently ahead of schedule and is on programme to open on 30th March 2008.

10 Year Traffic Forecasts 2005/06 – 2014/15

Passengers per annum, millions	Heathrow	% growth	Gatwick	% growth	Stansted	% growth	Total South East	% growth
2004/5 (actual)	67.7	5.3	32	6.5	21.2	9.1	**120.9**	6.2
2005/6	69.5	2.7	33.4	4.4	22.2	4.6	**125.1**	**3.5**
2006/7	70.9	2.0	34.6	3.6	23.4	5.6	**128.9**	**3.1**
2007/8	72.3	2.0	36	4	24.7	5.6	**133**	**3.2**
2008/9	75	3.7	37	2.8	26.3	6.5	**138.3**	**4.0**
2009/10	78	4.0	38	2.7	28	6.5	**144**	**4.1**
2010/11	80	2.6	38.5	1.3	29.6	5.7	**148.1**	**2.8**
2011/12	81.5	1.9	39.5	2.6	30.9	4.4	**151.9**	**2.6**
2012/13	83	1.8	40	1.3	32.3	4.5	**155.3**	**2.2**
2013/14	84.5	1.8	40.5	1.3	33.7	4.3	**158.7**	**2.2**
2014/15	86	1.8	41	1.2	35	3.9	**162**	**2.1**

Traffic Forecast Assumptions:

Looking forward, BAA is confident that air travel demand will continue to grow. Our assumptions for the development of traffic across BAA's London airports as a whole are as follows: -

- Traffic demand growth will average about 3.9% per annum between 2005/6 and 2014/15.
- Capacity constraints will restrict annual throughput growth to an average of 3.0% per annum. An element of traffic demand will, therefore, be lost from the London system as a result of these constraints.

- UK GDP is assumed to grow in line with the historical trend i.e. 2.0 - 2.5% per annum over the course of the forecasting period.
- Real air fares are assumed to decline, on average, by 0.5% - 1.0% per annum. However,the rate of decline will vary between markets eg a faster rate of fares decline has been assumed for those markets facing low cost competition. In addition, the rate of decline in any given market is likely to vary from year to year, reflecting short term conditions at the time (as illustrated by the higher aircraft fuel prices that the aviation industry is currently experiencing).
- Major capacity developments are: -
  - First full year of T5 operation in 2008/9
  - Further development of Heathrow non – T5 infrastructure
  - Gatwick develops to handle at least 40 million passengers per annum on the existing runway
  - Stansted develops to 35 million passengers per annum on the existing runway.
- Pending the results of the evaluation of the environmental impact of Heathrow expansion, the forecasts do not assume the introduction of either Mixed Mode or a 3rd runway at Heathrow within the period.
- The forecasts do not reflect any assumptions regarding the development of a second runway at Stansted.
- No further wars or terrorist incidents are assumed to occur that have a long term material impact on commercial aviation.
- There is no relaxation of the Bermuda 2 bilateral agreement before 2008
- There are no material impacts on traffic volumes as a result of airline merger / consolidation.

Capital Investment Programme

£m (2005 prices)	Heathrow	Gatwick	Stansted	Total
2004/05 (actual)	1,133	131	23	**1,287**
2005/06	1,236	100	50	**1,389**
2006/07	998	93	67	**1,160**
2007/08	491	75	91	**658**
2008/09	576	65	78	**715**
2009/10	607	63	60	**730**
2010/11	441	62	59	**562**
2011/12	291	60	60	**411**
2012/13	200	59	25	**284**
2013/14	405	55	34	**494**
2014/15	380	53	25	**458**
	5,625	**685**	**550**	**6,860**

Capital Investment Programme – Supporting Information:

Heathrow:

The completion of Phase 1 of Terminal 5 will enable British Airways' to move all of its operations to Terminal 5 and subsequently release space in the existing airport. The development strategy aims to take advantage of this space by undertaking a phased relocation of airlines and redevelopment of the existing airport between March 2008 and 2011.

In terms of scale, Terminal 1 and the adjacent Eastern Apron of the airfield is the largest area of the existing airport that requires redevelopment so that it can accommodate the forecast growth in larger aircraft associated with the STAR alliance. This will involve the demolition and reconstruction of the existing Pier 3, together with the partial construction of a midfield pier and stands connected to the terminal facilities. There will be a programme of works to remodel the Terminal 1 security, immigration and reclaim facilities, the majority of which will begin after British Airways vacates in March 2008.

For Terminal 3 and the Western Apron, the strategy is to initially to provide A380 pier-served stands on Pier 6, additional baggage reclaim capacity and further development of the Terminal 3 check-in and forecourt area prior to Terminal 5 opening.

For Terminal 4 and the Southern Apron, the strategy is to redevelop facilities after Terminal 5 opens, to facilitate the relocation of Skyteam airlines together with the incremental development of pier-served stands and reclaim facilities to accommodate an increased number of A380 operations.

Gatwick:

At Gatwick, an investment programme of £685 million will witness the completion of Pier 6 serving the North Terminal and the South Terminal arrivals extension. The programme will also support the redevelopment of the airfield and North Terminal to enable A380 operations. Over time there will be a major programme of terminal capacity development and additional pier service to enable forecast traffic growth to beyond 40 million passengers per annum on the existing runway.

Stansted:

At Stansted £550 million will be invested; the focus of which will be on addressing the gap between the facilities that Stansted can provide today versus those that are needed to cope with 35 million passengers per annum off a single runway. The major elements of the strategy are the progressive expansion of the terminal and satellite facilities, leading to the provision for Satellite 4 and the expansion of facilities for arriving and departing passengers. These proposed expansion plans sit alongside incremental provision of surface access facilities and additional car parking needed to facilitate the airport's growth.

The Investment Programme does not include expenditure on new runway development at Stansted or increases in runway capacity at Heathrow.

Review of 2004/05 Passenger Traffic and Capital Investment Programme

Market Comparison: Calendar Year 2004

Market	*BAA Total Jan-Dec 2003 (000s)*	*BAA Total Jan-Dec 2004 (000s)*	*% Change*
Domestic	25,582	26,743	4.5
Eire	6,305	6,426	1.9
European Scheduled	50,152	54,807	9.3
European Charter*	13,268	12,401	-6.5
North Atlantic	17,629	18,983	7.7
Other Long Haul	18,206	20,786	14.2
Total	**131,142**	**140,145**	**6.9**

Market Comparison: Financial Year 2004-05

Market	*BAA Total Apr 03 - Mar 04 (000s)*	*BAA Total Apr 04 - Mar 05 (000s)*	*% Change*
Domestic	25,855	26,898	4.0
Eire	6,369	6,542	2.7
European Scheduled	51,190	55,552	8.5
European Charter*	13,209	12,319	-6.7
North Atlantic	17,873	19,112	6.9
Other Long Haul	18,861	21,304	13.0
Total	**133,357**	**141,728**	**6.3**

* includes North African Charter

Note: Origins and destinations are classified according to ultimate origin or destination of aircraft in the case of multi sector flights

Heathrow:

The following projects were completed:

- Extension of the eastern end of Terminal 1
- Refurbishment of the Terminal 3 arrivals area
- Reconfiguration of Terminal 4 stands to accommodate a range of airport sizes

The following projects were substantially completed:

- Terminal 3 Pier 5 segregation
- Terminal 1 Pier 4 extension and gateroom development
- Terminal 2 Pier upgrade
- Terminal 2 reclaim expansion
- Terminal 5 to central terminal area airside road tunnel.

At Heathrow Terminal 5 the following was completed:

- All six separate roof lifts completed on the main terminal building
- Twin rivers diversion
- Ten stands handed over to main Heathrow operations
- Boring of all nine rail tunnels
- Moving the new air traffic control tower to its final position and jacking up

Gatwick:

The following projects were completed:

- Pier 6 and South Terminal arrivals extension were progressed to the final stages of completion and are scheduled to be opened on 16th May 2005
- Full segregation of South Terminal Piers 2 and 3
- Delivery of a new reclaim facility for domestic passengers in the South Terminal

Stansted

The following projects were completed:

- The ground run pen, which enables airlines to test their aircraft engines on the ground in a controlled environment. This is a component of Stansted's noise mitigation programme and is required by our planning obligations.

In line with our regulatory obligations, separate detailed Capital Investment Programmes will be issued for each airport over the next month for discussions with airlines.

For further information on BAA plc see www.baa.com

- Ends -

Media enquiries: Duncan Bonfield, BAA plc
Tel + 44 (0) 207 932 6831

Investor enquiries: Sarah Hunter, BAA plc
Tel + 44 (0) 207 932 6692